WESTPORT FUEL SYSTEMS INC.
2018 SUSTAINABILITY REPORT

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia V6P 6G2
Canada
T +1 604-718-2000
F +1 604-718-2001
www.wfsinc.com

Sustainability Report

Driving Innovation to Power     a Cleaner Tomorrow
CEO Sustainability Statement[1]
A disruptive energy and technology transition is underway in all segments of the transportation market. Ever increasingly urgent demands for healthy, breathable air and calls to action on decarbonizing the sector are driving deployment in key jurisdictions. More stringent regulatory frameworks to address fuel economy, efficiency, environmental performance, and urban liveability considerations related to congestion and noise are advancing the adoption of a range of alternative fuel engines and vehicles.
Westport Fuel Systems has been leading the shift to lower-carbon and more economical fuels like natural gas, propane, and hydrogen for more than twenty years. Our customers around the globe demand new, economically competitive, sustainable and efficient transport solutions. We provide customers and end users with market-ready solutions that enable them to reduce emissions and realize fuel cost savings.
Westport Fuel Systems is committed to take smart actions in pursuit of our vision and mission and are committed to the driving principles of customer excellence, ownership of results, thriving as one team, and being socially responsible. We adhere to the core values of integrity, respect, and perseverance.[2]
This is Westport Fuel Systems’ first sustainability report encompassing our entire global operating footprint and aligns with earlier-stated commitments to provide a complete overview of our activities, successes, and challenges in reaching our vision of a sustainable transportation future. We appreciate your time in reviewing our progress and welcome your feedback or inquiries. Please feel free to reach out to our team at sustainability@wfsinc.com.[3]
Report Scope and Content
From fiscal years 2009 to 2016, Westport Innovations, the predecessor corporation of Westport Fuel Systems Inc., had published an external sustainability report capturing the strategy, programs, and achievements related to social and environmental performance for its Vancouver-based operations only.[4] Our last sustainability report was published May 26, 2017.[5]

This report discloses data from January to December 2018 and will serve as the baseline for the future annual reports.[6] We have structured our data collection efforts by our operating entities.[7]
This report has been developed in accordance with the Global Reporting Initiative ("GRI") Sustainability Standards 2016; a standard effective for reports published after July 01, 2018.[8] The GRI is an independent institution that provides a standard framework for sustainability reporting across companies and industries. We have applied the principles of materiality and inclusiveness as recommended by the GRI to assess the relevance of priorities to the Company and its stakeholders.
The Company has internal reviews and process in place to ensure the integrity and the credibility of the data contained within this report but we have not sought external assurance at this time.[9]
Deploying Clean Transportation Solutions[10]
We strive to create leading edge technologies that meet or exceed the requirements of regulation and industry codes and standards to shift the transportation sector to alternative fuels. Working in conjunction with our partners, we are committed to delivering low-emission fuel solutions that will meet the demand for high-efficiency, high-performance, and low-carbon transportation.
In accordance with the precautionary principle, we strive to be proactive in managing risks and take sustainability into account in our annual and long-range business, operational, and product planning processes.[11]
Regulatory Developments
As an alternative fuel system and component developer, designer, and manufacturer, the Company’s first priority is to ensure that our products comply with the latest and most stringent safety, quality, and environmental regulations. The recent enactment of regulatory frameworks including fuel economy improvements, renewable fuel mandates, carbon dioxide ("CO2") emission reductions, and greenhouse gas emission reductions in key markets have sent strong signals for the continued development of a range of new technologies including efficiency, alternative fuels, and zero emission vehicles.
Europe’s proposed CO2 regulations which set CO2 emission reduction targets for heavy-duty vehicles is expected to be passed in April 2019. Under the proposed legislation, heavy-duty truck original equipment manufacturers ("OEMs") will be required to achieve a fleet average reduction of CO2 emissions of 15% by 2025 and 30% by 2030 compared to a 2019 baseline emission level. Heavy-duty natural gas vehicles featuring Westport HPDI 2.0™ technology provide a CO2 emission reduction benefit of approximately 20% compared to an equivalent diesel-fuelled

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Sustainability Report | Deploying Clean Transportation Solutions

vehicle and are commercially available, cost competitive, and on the road in Europe today.
Climate Change
Climate change, including the alteration of long-term weather patterns and the increasing frequency of extreme weather events represents a fundamental business challenge for every organization to understand and manage risks across its value chain, now and in the future. While this global sustainability report represents our commitment to quantifying our energy consumption and associated greenhouse gas emission impact, we are working to map carbon risk across all our activities and geographies and increase disclosure of current and future risks and opportunities to investors and other key stakeholders.[12]
We design, engineer, manufacture, and sell commercially available and cost competitive alternative fuel products with well documented emission reduction benefits. The extent and rate to which the transport sector is able to make progress on the ambitious 80%-by-2050 emission reduction targets incorporated within the Paris Climate Agreement and diversify beyond oil, will be a function of ongoing technology breakthroughs on both fuels and vehicles, political action, shifting demographics, and a range of new public policy considerations that will not only influence how people and freight are moved, but how and where we live.
Public Health                 and Urban Air Quality
The move to limit or ban diesel vehicles and the establishment of low emission vehicle zones in major cities around the world continues at pace. While almost all of the attention is currently focused on the light-duty vehicle market, there is limited commentary on the potential impacts for freight vehicles and trucks. Although there are currently no regulations in place to ban diesel vehicles, this is a fluid situation and the preferred approach is highly dependent on the jurisdiction.[13] These restrictions can be in the form of a pollution tax (London), a ban on pre-Euro VI diesel vehicles (Stuttgart), or a temporary blanket ban (Oslo). There are also signs of increasing momentum via evidence of repeated announcements to ban diesel vehicles (Paris and Madrid) and/or the adoption of minor restrictions to deter the sale of new diesel vehicles (Seoul and Singapore).[14]
Stakeholder Engagement and Key Collaborations
We have a range of diverse stakeholders and consider stakeholder engagement to be an essential component of corporate governance and good business practice. Regular and ongoing dialogue with academia, customers and OEM partners, employees, government agencies (including policy makers and regulators), industry consortiums, investors, local communities, media, non-government organizations ("NGOs") and think tanks, and suppliers through formal and informal channels is essential to our business and our sustainability strategies.[15]
Stakeholder Engagement
Over the past year we have worked to identify and map our stakeholders and have an opportunity to better formalize our stakeholder engagement processes across the Company. The management team stays in regular contact with stakeholders on emerging sustainability issues and trends and we periodically receive inquiries and requests for further engagement from different stakeholder groups.[16] Table 4‑1 contains an alphabetized list of our stakeholders, the informal and formal mechanisms we use to engage them, and our understanding of their expectations specific to the Company.

Stakeholder [17]	Engagement Mechanism	Stakeholder Expectations
Academia	Regular dialogue Topic-specific, conferences and events	Data-driven analysis, Transparent and defendable data
Customers and OEM Partners	Distributor network, Key account management, Reviews and meetings, Market research, Corporate website, Digital media	Product quality and performance, Operational excellence, Technology leadership, Environmental certifications, Sustainability leadership and reporting
Employees	Health and safety committees, Globalzone intranet, Town hall meetings, Internal communication channels, Union representatives, Performance management processes	Competitive pay and benefits, Clear communication, Training and development, Career and growth opportunities, Work/life balance
Government, Policy Makers, Regulators	Global advocacy and relationship building, Policy and regulatory development, Facility visits and targeted outreach, Collaborative partnerships	Product and technology solutions to address environmental challenges, Job creation, Economic competitiveness

Sustainability Report | Stakeholder Engagement and Key Collaborations

Stakeholder [17]	Engagement Mechanism	Stakeholder Expectations
Industry Consortium	Industry working groups, Corporate membership spend, Service on Board of Directors and advisory boards	Member direction and input, Strategic input on future of industry
Investors	Quarterly earnings communications, Analyst conference calls, Shareholder meetings, Annual report and other regulatory filings, Investor relations conference	Financial performance, Return on investment, Competitive positioning, Technology investment, Transparent reporting with credible data
Local Communities	Community outreach mechanisms, Emergency response plans	Corporate citizenship, No neighbourhood disruption (noise, congestion)
Media	Press releases, media releases, Corporate website, Access to corporate spokespeople, Digital media	Clean technology innovation, Corporate performance, Shareholder value
NGOs and Think Tanks	Regular dialogue, Topic-specific conferences and events	Private-sector expertise and resources, Collaboration on innovative solutions, Transparent reporting with credible data
Suppliers	Top supplier meetings, Supplier manuals and documentation, Global supplier conference, Supplier performance audits	Sales growth, New market penetration
Table 4‑1: Approach to Stakeholder Engagement Including Outreach Mechanism and Expectations[18]
Collective Bargaining Agreements
Our employees are not represented by a labour union except in Italy, Sweden, and Argentina.[19]

Corporate Memberships and Key Collaborations
Industry leadership begins with outreach and dialogue and our employees contribute to many technical working groups, committees, and advisory panels to learn, share our expertise, and help build a body of knowledge about alternative fuel vehicles, their benefits, and challenges with deployment. It is critical for us to contribute sound, intelligent, data driven, and defensible analysis to conversations on low-carbon transportation, sustainable mobility, and the transition to alternative fuels.

Industry and Academic Consortiums[20]	Membership or Governance Position Occupied by Westport Fuel Systems
Business for Social Responsibility Future of Fuels	Sponsor and Advisory Board Member
Canadian Chamber of Commerce	Corporate Membership
Canadian Natural Gas Vehicle Association	Vice-Chair of Board of Directors
CALSTART	Chair of Board of Directors
California Natural Gas Vehicle Association	Board Director
European Natural Gas Vehicle Association	Secretary of Board of Directors
Natural Gas Vehicles America	Treasurer of Board of Directors
Natural Gas Vehicles Global	Corporate Membership
World Liquefied Petroleum Gas (LPG) Association	Corporate Membership
University of California Davis STEPS (Sustainable Transportation Energy Pathways)	Sponsor and Advisory Board Member
Table 4‑2: Industry Associations and Position Occupied by Westport Fuel Systems in Fiscal Year 2018 Ended December 31

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Sustainability Report | Determining Materiality

Determining Materiality
The intent of the materiality review is to ensure that the content included in our annual sustainability report represents the key economic, environmental, and social issues that are most critical to our stakeholders. In accordance with the GRI, we have identified and incorporated the views and perspectives of our customers, shareholders, employees, and other key stakeholders as described in Section 4.1.
We have evaluated our own strategy and those of our industry peers to identify additional issues to guide and supplement our process for determining materiality. This consolidated feedback has led to the establishment of a number of focus areas including: i) Fairness and Concern for Employees, ii) Environmental Responsibility and Leadership, iii) Corporate Ethics and Compliance, and iv) Supply Chain Responsibility.[21] In subsequent reports we will publish indicators to track and measure our performance over time and demonstrate our ongoing commitment to sustainable corporate performance.
The United Nations Sustainable Development Goals
The UN Sustainable Development Goals embrace a universal framework to advance both public and private sector action in building sustainable societies. The Global Reporting Initiative encourages companies to highlight their efforts to align material topics to the Sustainable Development Goals. The goals that align most closely to the strategic priorities of the Company include affordable and clean energy, sustainable cities and communities, and climate action.

Material issue	Overview	UN Sustainable Development Goals Alignment	Corresponding GRI Standards Material Topic
Fairness and Concern for Employees	Workforce Diversity	5, 8	Employment, Diversity and Equal Opportunity
	Recruitment and Development	4, 5, 8	Training and Education
	Employee Health and Safety	3, 8	Employment, Occupational Health and Safety
Corporate Ethics and Compliance	Ethical Conduct	12, 16	Anti-Corruption, Anti-Competitive Behaviour
	Management of Third-Party Representatives	8, 16	Supplier Environmental Assessment, Supplier Social Assessment, Collective Bargaining, Anti-Corruption
Environmental Responsibility and Leadership	Greenhouse Gas Impact	12, 13, 15	Energy, Emissions
	Energy Consumption and Efficiency	7, 9, 12, 13	Energy, Emissions
Supply Chain Responsibility	Supply Chain Viability	8, 9, 11, 16	Supplier Environmental Assessment, Supplier Social Assessment

Table 5‑1: Westport Fuel Systems Materiality Content

Sustainability Report | Social Performance

Social Performance
Corporate Ethics             and Compliance
The Company has demonstrated a strong history of commitment to the values of quality, service, integrity, and respect as we deal with our employees, customers, suppliers, and investors. These values are fundamental to our business relationships, our continued success in the marketplace, and are a true source of pride for our teams.
Our corporate integrity is one of our most precious assets and in this rapidly changing environment, with new laws and new stringent regulatory requirements we remain firmly focused on our compliance efforts. The Code of Conduct reflects our commitment to a culture of honesty, integrity, and accountability and outlines the basic principles and policies to which all directors, officers, employees, contractors, agents, and consultants who act on behalf of the Company in any business dealings must comply. The Code of Conduct is there to help us uphold our values and establishes our conduct in a number of specific areas including:

•	Honesty and ethical conduct,

•	Fair dealing, including prohibition on giving or receiving bribes,

•	Respect for communities and the environment,

•	Employment policies and employee rights,

•	Compliance with laws, rules and regulations, domestic and foreign, recusal requirements,

•	Dealings with public officials,

•	Retention of agents and representatives,

•
Political and charitable contributions GRI Indicator 415-01 Political contributions - as per the Westport Fuel Systems Code of Conduct political contributions by the Company are prohibited in all circumstances.,

•	Integrity of books and records,

•	Protection and proper use of company assets,

•	Competitive business practices,

•	Communication with media and other outsiders,

•	Internal controls and the authority to make commitments, and,

•	Compliance with corporate policies.
The Code of Conduct is disclosed on the Corporate Governance section of our website at https://wfsinc.com/investors/corporate-governance/ and posted on our employee intranet. A certificate attesting compliance with the Code of Conduct is signed annually by all directors, advisory board members, officers, and employees and proposed amendments must be approved by the Board of Directors of Westport Fuel Systems Inc.
We have further supplemented the requirements of our Code of Conduct through the adoption of policies covering: anti-corruption and bribery, the disclosure of material information and external communications, and the prohibition of insider trading.
Whistleblower Policy
Westport Fuel Systems is committed to the highest possible standards of ethical, moral, and legal conduct through the behaviour of our employees and the proper and effective functioning of accounting and controls systems. We have an established Whistleblower Policy and maintain a confidential and anonymous Ethics hotline for employees to report concerns about corporate conduct with the reassurance that they will be protected from reprisals for “whistleblowing” in good faith.[23] The Whistleblower Policy is available on our website in the Corporate Governance section at wfsinc.com/investors/corporate-governance/
Anti-Corruption and Bribery
Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct and our Anti-Corruption and Bribery Principles which mandate compliance with all applicable laws in the jurisdictions where we operate. These policies apply to everyone within the Company who act on behalf of the Company in any business dealings and to those who working in affiliates or joint ventures. We strive to maintain the highest standards of behaviour while conducting Company business.
A global training initiative that consists of both structured classroom and online components was launched in 2018 to ensure that employees and others acting the Company’s behalf are aware of and understand corporate policies and guidelines specific to anti-corruption and bribery, can identify the roles and responsibilities of key stakeholders, are able to identify red flags and risk management techniques, and are aware of the process to report violations or seek clarification.[24]

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Sustainability Report | Social Performance

Our Global Footprint
Westport Fuel Systems employs a highly educated and experienced team of engineers, manufacturing technicians, and commercial professionals with expertise in alternative fuel systems, combustion technologies, and fuel storage and delivery systems, including cryogenics.

Geographic Region	Operating Entity	Headcount as of December 31, 2018[25]	Gender TOTAL		Gender MANAGEMENT POSITION[26]
			Male	Female	Male	Female
North America	Board of Directors and Advisors[27]	14	11	3	—	—
	Westport Power Canada	227	166	61	35	16
	Westport Fuel Systems Michigan	9	7	2	8	1
	Westport Dallas	22	21	1	4	—
South America	TA Gas Technologies	97	91	6	6	—
Europe	Valtek	33	11	22	3	2
	MTM[28]	576	270	306	18	1
	Emer	152	119	33	12	3
	Prins Autogassystemen	61	52	9	19	5
	Westport AB Sweden	13	12	1	5	—
Asia	Westport Kunshan	5	5	—	—	—
	Rohan BRC	54	50	4	20	1
TOTAL		1,249	804	445	130	29
Percentage			64%	36%	82%	18%
Table 6‑1: Global Employee Headcount in Fiscal Year 2018 Ended December 31 (Unaudited)
Our annual rate of new hires calculated as number of employees hired divided by average of beginning and end of year headcount is 9.58%[29]
Workplace Diversity and Inclusion
Our employees are the driving force for sustainable growth. We recognize the value in attracting and retaining a diverse workforce of talent with varying skills, experiences, and viewpoints. Diversity and inclusion enriches discussion and debate and facilitates a broader exchange of perspectives, which in turn, will enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength.
The greater diversity of the organization will better reflect our relationships with our customers, employees, shareholders, business partners, and other stakeholders and supports sustainability and social responsibility objectives.
We will adhere to a respectful environment which appreciates differences in age, ethnicity, Indigenous origin or heritage, gender, physical attributes, beliefs, language, sexual orientation, education, nationality, social background and culture, or other personal characteristics.

Sustainability Report | Social Performance

Training and Development
A key element to our success remains our ability to attract, retain, and develop a skilled team. Our business requires a broad range of technical, operational, financial, and marketing skills as well as appropriate industry experience from new product development, to operations, to new business development. The Company needs to attract, develop, and retain innovative and strategic thinkers who have an entrepreneurial spirit and customer first focus. This rare combination of skills, experience, and competency will require us to continue to retain our employees, deliver on leadership development and management succession planning, and strengthen our global recruitment ability.[30] We will be fully reporting on training activities and training hours for our global locations in subsequent reports.
Health and Safety
The health and safety of our employees and their participation in ensuring a safe and healthy workplace is an integral part of Company operations. Our Joint Health and Safety Committee members are champions for workplace safety and help to monitor, collect feedback, and advise on programs and initiatives. Nearly 90% of employees work in facilities with a formal joint management-employee health and safety committee. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any workplace health and safety issues brought to them.[31]
Employee health and safety is at the forefront of our operational priorities. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures.[32] Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance, and continuous safety improvement.

2018 Performance
Recordable Injury Frequency	17 Recordable Injuries
Recordable Injury Rate [33]
The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000 employee hours worked. First aid classified injuries are not included.
1.42 per 100 employees
Lost Time Injury Frequency	3 Lost Time Injuries
Lost Time Injury Rate [34]
The lost time injury rate is a calculation of the total number of lost time injuries x 200,000 employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.
0.25 per 100 Employees
Table 6‑2: Global Health and Safety Performance in Fiscal Year 2018 Ended December 31 (Unaudited)

Environmental Performance
Our Vancouver, Canada facilities have been certified as having met the international standards of ISO 14001: 2015 for Environmental Management Systems.[35] This certificate is evidence of our commitment to develop, design, test and assemble engine and fuel system components that meet or exceed the expectations of our original equipment manufacturing partners and customers, and formalizes the effective environmental practice and process at our facilities.[36]
Direct Energy Consumption[37]

Gigajoules for the 12 Months Ended December 2018
Compressed Natural Gas[38]	41,635 GJ
Liquefied Natural Gas (LNG)	1,736 GJ
Liquefied Petroleum Gas (LPG)	4,876 GJ
Diesel	3,770 GJ
Gasoline	1,854 GJ
Renewable Natural Gas	438 GJ
Net Direct Consumption	54,309 GJ
Table 7-1: Energy Consumption in Fiscal Year 2018 Ended December 31 (Unaudited)
Indirect Energy Consumption

Gigajoules for the 12 Months Ended December 2018
Electricity	49,015 GJ
Table 7‑2: Electricity Consumption in Fiscal Year 2018 Ended December 31 (Unaudited)

Greenhouse Gas Emissions
The organizational boundary of this inventory includes all operating entities and both scope one and scope two emissions.[39] We have not measured scope three emissions to date.

Tonnes CO2 Equivalent for the 12 Months Ended December 2018
Total Scope 1 Direct Emissions	2,800 Tonnes CO2e
Total Scope 2 Indirect Emissions	1,266 Tonnes CO2e
Total GHG Impact	4,066 Tonnes CO2e
Table 7‑3: Greenhouse Gas Inventory in Fiscal Year 2018 Ended December 31 (Unaudited)

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Sustainability Report | Environmental Performance

Community Impacts
Our locations and facilities around the world are adjacent to other industrial operations, commercial activities, and in some cases homes and schools. Our commitment to being a good neighbour is captured within our Environmental Policy Statement and requires us to monitor and manage the potentially adverse impacts our operations might have on our neighbours. We will respond to community concerns regarding our facilities, infrastructure, noise levels, and environmental impacts in a timely manner. [40]
Environmental Compliance
Compliance with international, national, and sub-national regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. The Company has not received any fines or non-monetary sanctions for environmental non-compliance during the reporting period.[41]
A significant spill is defined by the GRI as an “accidental release of a hazardous substance that can affect human health, land, vegetation, water bodies, and ground water” and regulatory bodies generally identify quantity thresholds that provide clarity on how to classify the significance of a spill. Our locations comply with all regulations and best practice for environmental protection, risk management, spill mitigation, containment, and spill response. Company operating locations did not experience any significant spills in the reporting year.[42]
Supply Chain Responsibility
The Code of Conduct and our Supplier Manual outlines the corporate guiding principles we apply to our purchasing activities and our expectations for every company that supplies goods or services. This includes but is not limited to:

•	ethical business conduct, such as compliance with antitrust/competition, anti-corruption/bribery and export controls laws;

•	adherence to law and standard business ethics which prohibit the use of child, underage, slave, or forced labour;

•	conflict minerals reporting;

•	avoidance and reporting of conflicts of interest;

•	protection of intellectual property and confidential information; and

•	compliance with every law such as specific requirements towards the environment and employees.[43]
These requirements form an integral part of our overall contractual relationship with our suppliers. We expect these standards to be met by our suppliers, even in jurisdictions where meeting such standards may not be considered part of the usual business culture. A failure to do so can result in a severe impact on our business and the supply relationship. Additional information can be found in our Supplier Portal on our corporate website.
Supply Chain Management
Our supply chain management group focuses on a number of elements that we believe are integral to world class supply chain management, such as common global key performance indicators (KPIs), specific roles and responsibilities, processes and standards, global training, and risk management.
KPIs are maintained at each of our facility and are focused on purchasing savings, supplier ratings, supplier quality measurements and supplier diversity. We also maintain a strong financial and commercial risk management process focused on supplier quality and financial risk. We use sourcing boards to help ensure compliance with our internal standards when we place new business within our supply base. From a risk management standpoint, we audit all new production suppliers in order to assess their overall quality, financial health, and compliance.
Product Responsibility
Quality and safety are imperatives across the product life cycle. We will continuously strive to deliver high value, leading environmental technology products that meet or exceed our customers’ expectations. The Company and its affiliates quality management systems (QMS) have been certified as compliant to the ISO 9001:2015 standards for the design, assembly and commercialization of LNG fuel systems.[44]
Conflict Minerals Reporting
Consistent with the leadership approach taken by our customers, suppliers, and other fellow members of the Automotive Industry Action Group with respect to “conflict minerals”, we are engaged in an annual process of determining whether any products which we make or buy contain such “conflict minerals”. Our latest conflict minerals report is available on our corporate website and on the SEC’s EDGAR website (www.sec.gov/edgar). We continue to work with our suppliers to increase awareness, and accuracy, of “conflict minerals” reporting requirements and, through our membership in the Responsible Minerals Initiative (RMI) (formerly the Conflict Free Sourcing Initiative), support continuing cross-industry efforts to identify and validate conflict-free smelters and refiners.

Sustainability Report | Global Reporting INiTIATIVE Indicator (GRI) Index

Global Reporting Initiative Indicator (GRI) Index[41]
Annual Information Form (AIF) Sustainability Report (SR) Annual Report (AR)

GRI Indicator Index
Core Indicator	Description	Location/Section
102-1	Name of organization	AIF - Corporate Structure
102-2	Activities, brands, products, services	AIF - Business Overview
102-3	Location of headquarters	AIF - Corporate Structure
102-4	Location of operations	AIF - Corporate Structure
102-5	Ownership and legal form	AIF - Corporate Structure
102-6	Markets served	AIF - Business Overview
102-7	Scale of the organization	AIF - Business Overview
102-8	Employees and other workers	SR - Social Performance
102-9	Supply chain	AIF - Operations
102-10	Significant changes to organization and supply chain	AIF - Operations
102-11	Precautionary principle or approach	SR - Deploying Clean Transportation
102-12	External initiatives	SR - Environmental Performance
102-13	Membership of associations	SR - Memberships and Collaborations
102-14	CEO statement re. sustainability	SR - CEO Sustainability Statement
102-15	Key impacts, risks, and opportunities	SR - Deploying Clean Transportation
102-16	Values, principles, standards, norms of behaviour	SR - CEO Sustainability Statement
102-17	Mechanisms for advice and concerns re. ethics	SR - Whistleblower Policy
102-40	List of stakeholder groups	SR - Stakeholder Engagement
102-41	Collective bargaining agreements	SR - Stakeholder Engagement
102-42	Identify and selecting stakeholders	SR - Stakeholder Engagement
102-43	Approach to stakeholder engagement	SR - Stakeholder Engagement
102-44	Key topics and other concerns raised	SR - Stakeholder Engagement
102-46	Defining report content and topic boundaries	SR - Report Scope and Content
102-47	List of material topics	SR - Determining Materiality
102-49	Changes in reporting	SR - Report Scope and Content
102-50	Reporting period	SR - Report Scope and Content
102-51	Date of most recent report	SR - Report Scope and Content
102-52	Reporting cycle	SR - Report Scope and Content
102-53	Organizational contact point	SR - CEO Sustainability Statement
102-54	Claims of reporting in accordance with GRI standards	SR - Report Scope and Content
102-55	GRI content index	SR - GRI Indicator Index
102-56	External assurance	SR - Report Scope and Content
Economic Performance
201-01	Direct economic value generated and distributed	Annual Report (AR)
201-02	Risk/opportunity due to climate change	SR - Climate Change
201-04	Financial assistance received from government	AIF - Legal and Regulatory Proceedings
205-01	Operations assessed for risks related to corruption	SR - Anti-Corruption and Bribery
205-02	Training on anti-corruption policies/procedures	SR - Anti-Corruption and Bribery

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Sustainability Report | Global Reporting INiTIATIVE Indicator (GRI) Index

GRI Indicator Index
Environmental Performance
302-01	Energy consumption	SR - Direct Energy Consumption
302-04	Reduction of energy consumption	SR - Environmental Performance
305-01	Direct energy GHG emissions (scope one)	SR - Direct Energy Consumption
305-02	Indirect energy GHG emissions (scope two)	SR - Indirect Energy Consumption
306-03	Significant spills	SR - Environmental Compliance
307-01	Non-compliance with environmental laws/regulations	SR - Environmental Compliance
308-01	Suppliers screened using environmental criteria	SR - Supply Chain Responsibility
Social Performance
401-01	New employee hires and diversity	SR - Global Footprint
403-01	Worker representation in health and safety committees	SR - Health and Safety
403-02	Types of injuries and rates, including lost days	SR - Health and Safety
404-01	Average hours of training per year per employee	SR - Training and Development
413-01	Local community engagement programs	SR - Community Impacts
414-01	Social screening criteria for suppliers	SR - Supply Chain Responsibility
415-01	Political contributions	SR - Corporate Ethics and Compliance
Table 9‑1 Global Reporting Initiative (GRI) Indicator Index
The United Nations Sustainable Development Goals
The United Nations Sustainable Development Goals (SDGs) are considered the blueprint to achieve a better and more sustainable future for all and call for coordinated public and private sector action to achieve each goal and target by 2030.[47]

United Nation Sustainable Development Goals
Goal One	End poverty in all its forms everywhere
Goal Two	End hunger, achieve food security and improved nutrition, and promote sustainable agriculture
Goal Three	Ensure healthy lives and promote well-being for all at all ages
Goal Four	Ensure inclusive and equitable quality education and promote lifelong learning opportunities for all
Goal Five	Achieve gender equality and empower all women and girls
Goal Six	Ensure availability and sustainable management of water and sanitation for all
Goal Seven	Ensure access to affordable, reliable, sustainable, and modern energy for all
Goal Eight	Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all
Goal Nine	Build resilient infrastructure, promote inclusive and sustainable industrialization, and foster innovation
Goal Ten	Reduce inequality within and among countries
Goal Eleven	Make cities and human settlements inclusive, safe, resilient, and sustainable
Goal Twelve	Ensure sustainable consumption and production patterns
Goal Thirteen	Take urgent action to combat climate change and its impacts
Goal Fourteen	Conserve and sustainably use the oceans, seas, and marine resources for sustainable development
Goal Fifteen	Protect, restore, and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss
Goal Sixteen	Promote peaceful and inclusive societies for sustainable development, provide justice for all and build effective, accountable, and inclusive institutions at all levels
Goal Seventeen	Strengthen the means of implementation and revitalize the global partnership for sustainable development
Table 10‑1: United Nations Sustainable Development Goals

Sustainability Report | Footnotes

Footnotes

1.	GRI Indicator 102-14 CEO statement re. sustainability

2.	GRI Indicator 102-16 Values, principles, standards, and norms of behaviour

3.	GRI Indicator 102-53 Contact point for questions regarding the report

4.	GRI Indicator 102-49 Changes in reporting

5.	GRI Indicator 102-51 Date of most recent report

6.	GRI Indicator 102-50 Reporting period and 102-52 Reporting cycle

7.	GRI Indicator 102-03 Location of headquarters and 102-04 Location of operations

8.	GRI Indicator 102-54 Claims of reporting in accordance with GRI standards

9.	GRI Indicator 102-56 External assurance

10.	GRI Indicator 102-15 Key impacts, risks, and opportunities

11.	GRI Indicator 102-11 Precautionary principle

12.	GRI Indicator 201-02 Risk/opportunity due to climate change

13.	Source: https://phys.org/news/2018-10-european-cities-diesel-polluted-air.html

14.	Source: http://blog.luxresearchinc.com/blog/2017/06/ripple-effects-of-dieselgate-continue-to-negatively-impact-diesels-outlook/

15.	GRI Indicator 102-40 List of stakeholder groups

16.	GRI Indicator 102-42 Identifying and selecting stakeholders

17.	List of stakeholders is organized alphabetically

18.	GRI Indicator 102-34 Approach to stakeholder engagement and GRI Indicator 102-44 Key topics and concerns raised

19.	GRI Indicator 102-41 Collective bargaining agreements. Employee headcount number as of December 31, 2018 (unaudited).

20.	GRI Indicator 102-13 Membership of associations

21.	GRI Indicator 102-47 List of material topics

22.	GRI Indicator 415-01 Political contributions - as per the Westport Fuel Systems Code of Conduct political contributions by the Company are prohibited in all circumstances.

23.	GRI Indicator 102-17 Mechanisms for advice and concerns re. ethics

24.	GRI Indicator 205-01 Operations assessed for risks related to corruption and GRI Indicator 205-02 Training on anti-corruption policies and procedures

25.	GRI 401-01 New Employee Hires and Employee Turnover

26.	A management position is a position with a Manager title or above, responsible for managing people and decision authority.

27.	Excluded from total headcount

28.	MTM includes Zavoli and OMVL

29.	GRI Indicator 401-01 New employee hires unaudited as of December 31, 2018

30.	GRI Indicator 404-1 Average hours of training per year per employee

11 | WESTPORT FUEL SYSTEMS INC. 2018 ANNUAL REPORT

Sustainability Report | Footnotes

31.	GRI Indicator 403-01 Worker representation in health and safety committees

32.	GRI Indicator 403-02 Types of injuries and rates including lost days

33.
The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000 employee hours worked. First aid classified injuries are not included.

34.
The lost time injury rate is a calculation of the total number of lost time injuries x 200,000 employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

35.	GRI Indicator 102-12 External initiatives

36.
GRI Indicator 302-01 Reduction of energy consumption We continually look for ways to improve the energy efficiency of our operations. A capital investment of approximately $250,000 USD was made to upgrade the building heating system of our MTM operating location in 2018

37.	Direct and indirect energy consumption includes all operating locations with the exception of Westport Fuel Systems Michigan and Westport Kunshan

38.	Includes renewable natural gas (RNG) used in Sweden operations

39.	Greenhouse gas emissions impact does not include Westport Fuel Systems Michigan and Westport Kunshan

40.	GRI Indicator 413-01 Local community engagement programs

41.	GRI Indicator 307-01 Non-compliance with environmental laws and regulations

42.	GRI Indicator 306-03 Significant spills

43.	GRI Indicator 308-01 Suppliers screened using environmental criteria

44.	GRI Indicator 102-12 External initiatives

45.	Our latest conflict minerals report is available on our corporate website and on the SEC’s EDGAR website (www.sec.gov/edgar).

46.
GRI Indicator 102-55 This report has been developed in accordance with the Global Reporting Initiative (GRI) Sustainability Standards 2016; a standard effective for reports published on or after July 01, 2018

47.	https://www.un.org/sustainabledevelopment/sustainable-development-goals/